02049104

Paris, July 26, 2002

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

<u>*File n° 82 – 3668*</u>
<u>*Rule 12g3-2(b)*</u>
Valeo A.D.R.'s

SUPPL

02 AUG -7 AM 12:09

Dear Sirs,

Please find enclosed our latest release concerning our Half-Year 2002 results .

Yours faithfully,

Bruno-Roland Bernard
Investor Relations Director

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Encl.

dlw 8/7

Siège Social : 43, rue Bayen - 75848 Paris Cedex 17, France - Tél. : (33) 01 40 55 20 20 - Fax : (33) 01 40 55 21 64
VALEO Société Anonyme à Directoire et Conseil de Surveillance au capital de 248 798 889 euros - 552 030 967 RCS Paris

Valeo: half year results

Operating income increases by 35%

Paris, 25 July, 2002 — Following today's meeting of the Supervisory Board, Valeo announces its consolidated accounts for the first half 2002.

In millions of euro	1st half			Quarterly financial data 2002*		
	2002	2001	% change	2nd quarter	1st quarter	% change
Sales	5,184	5,471	- 5.2%	2,634	2,550	+ 3.3%
Gross margin	888	867	+ 2.4%	466	422	+ 10.4%
% sales	*17.1%*	*15.8%*		*17.7%*	*16.5%*	
Operating income	240	178	+ 34.8%	142	98	+ 44.9%
% sales	*4.6%*	*3.3%*		*5.4%*	*3.8%*	
Net income from consolidated companies	125	(128)	ns	78	47	+ 66.0%
% sales	*2.4%*	*(2.3%)*		*3.0%*	*1.8%*	
Net income	68	(185)	ns	48	20	+ 140.0%
% sales	*1.3%*	*(3.4%)*		*1.8%*	*0.8%*	

** unaudited quarterly figures*

Valeo's sales were down by 5.2% in the first half 2002 compared with the same period in 2001. This fall is due to the disposals carried out since the second quarter 2001 and to the slowdown in automotive output recorded in some markets. The impact of changes in the reporting entity (disposal of Filtrauto, Valeo Transmission U.K. and non-automotive wiring harness activities) amounted to –2.7% while that of variations in exchange rates was negligible. Excluding currency variations and changes in the reporting entity, sales fell by 2.6%.

In the first half 2002, Valeo achieved 66% of its sales in Europe, 25% in North America, 5% in Asia and 4% in other countries.

The growth in the gross margin confirms the gradual improvement in profitability due to the actions implemented since the second quarter 2001:

- Valeo continued to reduce the number of its suppliers (down from 3,600 at end December 2001 to 3,300 at end June 2002), while increasing the number of partnerships with the most efficient suppliers;
- In the course of the first half 2002, Valeo continued to restructure its industrial base. The Group closed four sites (three in Europe and one in Brazil) and opened three (in Eastern Europe, Morocco and Brazil);
- Valeo concluded a partnership with the US company Jabil covering the manufacture of printed circuit boards. In line with Valeo's strategy of focusing resources, this alliance calls for the transfer of a French manufacturing facility to Jabil and the closure, in time, of the Fort Worth entity in the United States;
- Valeo's US subsidiary, VESI, has made decisive steps in restructuring negotiations which should give it the means to carry on operating its Rochester site in the long term.

The recovery in operating income, up by 1.3 percentage points compared with the first half 2001, reflects the positive evolution of the gross margin and the control over Research & Development expenses (stable in percent sales) and selling and administrative expenses.

Net income stood at 68 million euros. This is the first positive half year result recorded by the Group since the end of 2000.

The Group's net financial indebtedness was reduced by 18% to 532 million euros at end June 2002 versus 648 million at December 31st 2001, owing to:

- An increase in operating cash flow;
- A reduction in working capital requirements (down from 3.8% of sales at end December 2001 to 2.2% at end June 2002), due notably to a significant decrease in inventory from 7.6% of sales to 7.2% of sales;
- The optimization of industrial resources (in particular through the standardization of processes and the reduction in the number of sites). The Group thus reduced capital expenditure to 5.6% of sales in the first half 2002 compared with 6.6% of sales in the comparable period in 2001.

Thierry Morin, Chairman of the Management Board, commented, "*Over the last five quarters we have made constant progress; the cash generation of this semester strengthens our balance sheet. In market conditions that remain tough, Valeo will continue to improve its results in the second half of 2002.*"

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 142 plants, 53 R&D centers, 10 distribution centers and employs nearly 72,000 people in 24 countries worldwide (end June 2002).